

INVEST IN SHOOTING HEROIN MOVIE

$43,500
raised of $50,000 minimum target from 40 investors

The fight for America's heart: a film on the opioid epidemic

"Shooting Heroin" tells a story about the ravages of the opioid epidemic in small-town America. A ragtag team of locals comes together to form the first volunteer drug task force to confront the epidemic head-on, doing whatever they deem necessary to protect their community – even if that means breaking the law. This will be the fourth feature film from Director Spencer Folmar, inspired by the devastation he's witnessed in his hometown in Central Pennsylvania.


Spencer T Folmar
Director, Writer, and Producer
10+ years in directing and producing. Three films released. Founder of Hard Faith Films.


Watch the trailer for "Shooting Heroin."

Why you may want to invest

1   One of the first films on the opioid epidemic.

2   Director's previous film released in 22 countries; on track to pay back investors within 1 year of release.

3   Fourth feature film from Director Spencer Folmar.

4   Team has produced 20+ films.

5   First look distribution deals with three distributors in Hollywood.

6   On average, 115 Americans die every day from an opioid overdose (CDC, 2017).

7   About 80% of people who use heroin first misused prescription opioids. (NIH, 2018).

8   The Midwest saw opioid overdoses increase 70% from July 2016 to September 2017 (NIH, 2018).

Our Ambition

On average, Americans only have one degree of separation from someone affected by opioids. This film will touch people regardless of their background, so we believe it will be widely released. It's our sincere hope and wish that "Shooting Heroin" will have a big, positive impact on our audience, and inspire people to reach out to those suffering from addiction in their lives.

$ 250 min

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What you are investing in

Revenue Participation Agreement
110% of Principal + 50% of Net Profit

110% of Principal + **50%** of Net Profit

100% of proceeds are paid to investors pro-rata until 110% of principal investment is returned. Thereafter investors earn 50% of net profits. This is a custom contract, see document for details.

Earning a return
Learn more about custom

Investor perks

$500+
"SUPPORTERS THANKS" CREDIT IN MOVIE

$1,000+
"CO-EXECUTIVE PRODUCER" CREDIT IN MOVIE

$10,000+
"EXECUTIVE PRODUCER" CREDIT IN MOVIE

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heroinfilm.com

Morrisdale, PA

Why I Like Shooting Heroin Movie

> *Spencer Folmar's upcoming film "Shooting Heroin" could not be more timely. I personally was not aware of the severity of the opioid epidemic. I started looking into it when Spencer announced the launch of his latest movie and was shocked. This film will address a crisis that is felt deeply by an enormous audience. I am excited to see it's reception and hear the stories about the lives that it touches. And I know no one who will pour more passion into the crafting of this film and the success of it's distribution.*



Gret Glyer
CEO OF DONORSEE

THE BUZZ ABOUT SHOOTING HEROIN MOVIE

> *Spencer Folmar's well-timed, forthcoming film called "Shooting Heroin" addresses a community overrun by wide-spread opioid abuse. Opioid addiction is a full-on public health crisis that is destroying communities across the country. As part of his research, Spencer developed a deep and personal attachment to this issue during his interviews of those most affected: parents, children, relatives, neighbors, and addicts themselves. He is a gifted and passionate storyteller and I am excited to see and hear these stories come to life on the screen. Through his vision, this film will clearly demonstrate that addiction is not solely a law enforcement issue, but a problem that sometimes can only be resolved by the communities themselves.*



Anthony Bambocci
CEO of Stone Man Productions

> *Spencer T Folmar has a clear mission when making his movies, including "Shooting Heroin." They must be real, show redemption, and not be sugar-coated.*



Alex Murashko
Writer for Together LA

> *Folmar puts his movie in what he calls the "hard faith genre," a term he coined. I like it. Faith is hard. Sometimes faith is messy. And the beauty of our redemption story is that God meets us in our brokenness and in our frailty and in our sweariness. It's his humanity. If we, as humans, can't meet our fellow humans in our shared mess, what are we doing?*

Elisha Maldonado
Writer for The New York Post


Hard Faith Updates: BIG Week! | hardfaith
A lot of great updates this week as we continue to push towards principle photography of our upcoming film, "Shooting Heroin".We are currently hard at wor
September 6, 2018 @ hardfaith.com


'Shooting Heroin' Vigilante Movie in Preproduction (Exclusive)
A filmmaker who recently made a name for himself with a faith-based movie featuring an abnormal amount of profanities will next tackle America's opioid crisis in a feature film called Shooting Heroin.
August 30, 2018 @ hollywoodreporter.com


Hollywood movie holding open casting call for all ages at the Rowland Theatre
PHILIPSBURG - "Shooting Heroin" is opening its audition process to find local talent to have speaking roles in its upcoming production. This movie is a large ensemble cast that requires many actors and actresses to make this story come to life. Hard
August 8, 2018 @ theprogressnews.com


Local Movie Auditions
Help Clearfield County native Spencer Folmar complete his next movie project!



CentralPA.com

August 8, 2018 @ wearecentralpa.com

TOGETHER LA
A CITY UNBROKEN

'Shooting Heroin' On Mission To Be Real, Show Redemption, Avoid Sugar-Coating

Spencer T Folmar has a clear mission when making his movies, including "Shooting Heroin," the one he begins filming on this week - they must be real, show redemption, and not be sugar-coated. BY ALEX MURASHKO This article is the conclusion of a two-

July 31, 2018 @ togetherla.net

SCENES

Spencer T. Folmar: Tackling The Growing Opiod Epidemic

The opioid epidemic in America is reaching horrific levels. The number of deaths exceeds any war in the past two generations. The latest estimates are that over 175 Americans die every day from overdoses. That means that there are over 60,000

July 27, 2018 @ scenesmedia.com

M
Medium

My Next Feature Film - Spencer T Folmar - Medium

I was in the middle of making another movie when the story of "Shooting Heroin" broke into my life's trajectory. I was visiting my hometown in Central Pennsylvania for Christmas last year when I was confronted by the devastation of the Opioid Epidemic

June 16, 2018 @ medium.com

NEW YORK POST

'Hard faith' film hits home with Christians swearing

I'm a Christian, I swear. No, I mean I swear. Probably a little too much. This is less a point of pride than just the reality that at some point every day four-letter words tumble from my mouth. But I am a Christian. I swear.

October 12, 2017 @ nypost.com

THE CHRISTIAN POST

Why We Need 'Hard-Faith' Movies

Today, most "faith-based" films are so censored that they portray a world that many would find unrecognizable. This makes it difficult, or even impossible, to invite a non-Christian friend to see the latest "faith-based" film - in many cases, it's even more

December 31, 1970 @ christianpost.com

Opioid Addiction is Ravaging America's Small Towns

There are now more deaths every year related to opioid overdoses than car accidents. There have been more opioid-related deaths than all war-related casualties since World War II. Our nation is in crisis.

"Shooting Heroin" Will Tell the Story of Everyday Americans Fighting for Their Town



HARD FAITH
SHOOTING HEROIN
A FEATURE FILM

The movie opens up on Paul, a resident of a rural town fed up with the daily scourge of heroin overdoses and crimes ravaging his community. He takes a shotgun and exacts his own form of justice on a local dealer.

The murder incites an awakening of a desire for citizen-led push back against the town's dealers. Three people affected by the town's heroin epidemic come together to decide to fight against it. Hazel, a mother who lost two sons to the drug in just 24 hours. Adam, a former addict and father whose brother recently OD'd after a long fight with heroin. And Edward, a local prison guard with his own grudges to hold against the heroin scourge.

The trio convinces Officer Bob, to make them honorary deputies – a citizen task force to fight off heroin access in the town. However, the power quickly goes to their heads. They begin threatening those entering town. Adam goes down his own dark revenge journey. The whole community becomes fueled by a need and lust for revenge as the situation gets entirely out of hand.

Our Team Has Directed or Produced 20+ Films

Spencer Folmar (Director, Writer, and Producer) spurred a national debate surrounding the interplay of faith and film with his previous film, "Generational Sins." "Shooting Heroin" will be the fourth feature film he has directed, written, and produced.

Mark Joseph (Co-Producer / Marketer) is currently producing the feature films Reagan, Tolkien Y Lewis, Max Rose, and Silence Patton. He previously produced Doonby and The Vessel, and worked in the development or marketing of 40 films including The Chronicles of Narnia and Holes.


GENERATIONAL SINS


INSPIRED BY TRUE EVENTS
WARNING SHOT


GUILT & SENTENCE
THE TRUTH WILL FIND YOU.


JERRY LEWIS IS
MAX ROSE
THE LEGEND IS BACK


MARTIN SHEEN
THE VESSEL
IN THEATERS THIS FALL


doonby
A STORY WORTH TELLING. A LIFE WORTH LIVING

Making Our Script a Reality

Spencer wrote the script's first edition in one sleepless night. Since then, we've worked tirelessly to bring this story to life. Our comprehensive budget is $2 million. We've already raised $180K through private investments, are seeking $107K from crowdfunding, and plan to raise the remaining ~$700K through additional private investors and pre-sales with distribution both internationally and domestically. The rest of the funding will be raised before filming and during production and post-production in anticipation of the release of the film.

Breakdown of Revenues

110%	50/50
All revenue paid to investors until 110% recoupment.	Remaining profit split between investors and production company

Almost Everyone Knows Someone Affected by Opioids

On average, Americans only have one degree of separation from someone affected by the opioid epidemic. Even those lucky enough to not be directly affected by opioids know the gravity of the situation from the headlines. Because this film is so topical and so urgent, we believe a wide variety of Americans will be drawn to our film. It's our sincere hope and wish that "Shooting Heroin" will inspire viewers to reach out to those suffering from addiction in their lives.

Let's End the Opioid Epidemic

Dear Investors,

I was in the middle of making another movie when the story of "Shooting Heroin" broke into my life's trajectory. I was visiting my hometown in Central Pennsylvania for Christmas last year when I was confronted by the devastation of the Opioid Epidemic that has struck in America. Where I was raised is not unique from many small towns and the heart of this country where illicit and deadly drug use is on the rise.

Here are some shocking facts that have opened my eyes to this crisis:

- On average, 115 Americans die every day from an opioid overdose (CDC, 2017).

- Opioids are now responsible for 1 in 5 deaths among young adults (Time Magazine, 2016).

- President Donald Trump makes the opioid epidemic a national emergency (White House, 2017).

While visiting home for the holidays I heard countless heartbreaking stories of families and lives devastated by this epidemic. This film is about a small town community that comes together to confront
their feelings of frustration, rage, and loss over the effects of this phenomenon in our country. This is a movie of hope in the idea of taking responsibility for our own towns, families, and ourselves.

I haven't lived in Pennsylvania for many years, but it is still home. I cannot stand by and watch so many friends and members of my community be taken over by this epidemic. This movie is a call to all of America to reach out to those suffering or under the weight of addiction in our own lives. It is a call to action but with a commitment to all individual's well being no matter what the cost. This story is based on real events with a fictional ending that very well could become a reality if nothing continues to be done to stop the spread of opioids. This epidemic doesn't discriminate and none of us have to look far to see the carnage in our midst.

Drug addiction and opioids are ravaging America. Hundreds of thousands of Americans have lost their lives to drug abuse, and it will only get worse unless action is taken. This cautionary tale is a call to action for us all to unite to save the heart of America.

Sincerely,

Spencer Folmar

Writer and Director; Hard Faith Films

Founder



Spencer T Folmar
Director, Writer, and Producer
10+ years in directing and producing. Three films released. Founder of Hard Faith Films.

AND THE REST OF THE TEAM

   

Mark Joseph
Co-Producer / Marketer
Worked in development and/or marketing of 40 films including Doonby. Author, columnist, producer.

Brandon Riley
Line Producer
Former Assistant Director. Producer of features and TV projects. Vast knowledge of set operations.

John Honore
Director of Photography
Cinematographer for 110+ films and shorts over 13+ year career. MFA, Cinematography from Chapman.



Mike Newport
Composer
Film, TV and trailer music composer. Has scored productions from blockbusters to quirky indie films.

  

Jennifer Ricchiazzi
Casting Director
Interned at the Mark Taper Forum and FOX Television. Has worked on critically acclaimed movies.

William Grigsby
Production Supervisor
Has directed/managed professional, technical, support staff. Operated budgets of $4 million.



Andrew Crisman
Editor
10+ years experience

Raised **$223,500** From **40+** Investors

$180,000	$43,500
February 2018	**In Progress**
LOAN	

  

Isaac March
I'm just a person who is working toward his dream, while wanting to help others achieve theirs.

Stanley. Evans
PLAYED SPORTS

Francesco Stefani
I love entrepreneurship, ideas, and technology.

  

Dan Scheinberg
Active investor with a passion to learn about new, exciting ventures.

Christos Vatalidis
Assistant Manager in a Confectionery and Bakery Company located in Athens Greece, Studied Computer Science

Jamie Cha
I am looking to invest in innovative companies. I believe in social justice, volunteering, and yoga.

MORE INVESTORS

Interview

WF: What is Shooting Heroin? ^   − COLLAPSE ALL

FOLMAR: Shooting Heroin is one of the first narrative feature films to tackle the current opioid epidemic in America.

WF: What's your background? ^

WF: What's your background? ^

FOLMAR: I've been producing and directing feature films for more than 10 years now. I created my first feature film in 2008. Shooting Heroin will be the fourth feature film that I've directed, written and produced.

I've also produced additional films, including a movie that's coming out on Sept. 14, called Warning Shot, which stars David Spade, Bruce Dern, James Earle Jones, Guillermo Diaz, and Tammy Blanchard. I have my own directing company. In 2011, I created our mother company, called Hard Faith Films. We make films that wrestle with real-life questions often in a PG-13 or R rating, dealing with pressing topics like this opioid epidemic. Our last film, Generational Sins, tackled suicide and alcoholism. My second film was a loose homage to Crime and Punishment by Fyodor Dostoevsky.

WF: Where did the idea for Shooting Heroin come from? ^

FOLMAR: This movie was inspired by the place where I grew up, which is central Pennsylvania, often referred to as the Rust Belt of America. I spent all my elementary and high school years here. I've lived away from this area for about 10 years now, but every time I return home I see the devastation and wreckage of this epidemic that didn't exist when I lived there. This past Christmas when I visited, I saw just how awful and heartbreaking this situation has become in my hometown and across the nation. It inspired us to actually change course from making another movie to making this film because it's such a pressing topic.

The opioid epidemic is devastating the heartland of America. It started in cities, or at least it was known to be in cities, and now it's devouring small towns. There are more deaths in one year related to opioid overdoses than car accidents. In fact, there have been more opioid-related deaths than all war-related casualties since World War II. This movie is addressing a lot of the pent-up rage and frustration that people have over this issue. Lives have just been completely shattered because of losses related to these drugs, especially in small towns where there's not a lot of finances or government aid to go around. This issue is sort of prowling in the shadows and just devouring so many people, and it doesn't discriminate. There are people from all walks of life, all income levels, that have been victim to this addiction and this epidemic.

So the movie starts there -- with the current situation as it is today in America. It's a group of townsfolk who come together to form a volunteer drug task force and work with the one town cop to fight back against the spread of drugs by whatever means necessary and save their town.

It's not a cure film nor proposing one resolve, it's just dealing with the situation as it is. But I believe at the heart of this epidemic is a lot of despair and hopelessness. I've studied with some of the experts in the field and learned firsthand about the economic and criminal justice situations, how the stars have just aligned for it to be so horrific. I think with any big societal issue like this, there are a lot of simple solutions that may be proposed and enacted to try to address the issue. But even people who see this issue as quite black and white -- people who deal drugs or do drugs should face consequences -- even the people who would stand by a statement like that can see that, today, America's jails are full and overflowing. We can't arrest away this issue as much as people might want to.

WF: When did you start working on the film? ^

FOLMAR: I actually wrote the first draft of this screenplay in one night. I started at 7:00 PM and I didn't leave my writing space until 5:00 AM. It was a very rough draft, but it had the bones and the structure that still exist. The film came together quickly, especially since we transitioned from making another movie that was supposed to take place in Nevada. I feel like the story has been percolating for about a year and a half now and then it all came together at the beginning of this year when I started getting words on the page.

WF: What do you need to make a film? ^

FOLMAR: Making a movie is an incredibly complex, miraculous thing. I attended NYU for my MFA in film. I attended many other film schools, whether certificate programs or month-long courses, around the country and around the world. Any time anyone has made an actual feature film, there is a whole level of respect and honor given to those individuals, because so many people talk about making movies but never actually make movies. And just to make a feature film, even if it's barely long enough to be considered a feature film or it's absolutely awful, just that feat alone, it's miraculous.

The process starts with development, which is whenever you create the screenplay, the story, you start putting together what the genre will be like, what your target audience is, who this film is for and why it needs to be made now. Development can last years. In fact, it can be nicknamed often for many movies as development hell. For every one movie that is made, even in the studio system in Hollywood, there are 100 films that aren't made because most people never get out of development hell.

out of development hell.

Whenever you have a script that has gone through multiple revisions -- I think Shooting Heroin is now in version 4.6 -- whenever you get to a script that is locked, or close enough to being locked that the bones, and the structure, and the characters are in place, then you send it out to a line producer who will budget and look at a shooting schedule to figure out how long it might take to film all the different scenes and all the different locations. The budget is based on those logistical questions plus the genre, if there's stunts or other complications, if there are a lot of extra scenes. You can make it precise down to hair supplies and makeup. When you actually start making the movie, you want to have a guideline so that you don't overextend your budget.

In development, you also put together the legal entities required. You set up an LLC for each movie, often based on tax incentives or based on what state you're making the movie in, so that you can take advantage of any film benefits of filming in that state. For example, in Pennsylvania, you can potentially get 20 cents back on the dollar potentially if you fulfill other requirements. Many states, like Georgia and New Mexico, have even better tax incentives. So you create your LLC, and you create an investor contract and an investor brochure and a PTM so that you can sell off equity ownership of your movie.

WF: What stage are you in now? ^

FOLMAR: We are selling shares now to bring this movie to life. We have not finished casting. We have a casting director and we make five to seven offers a week to actors. We shoot for the stars, and for a low-budget independent film, you hope you hit somewhere nearby. We have great leads and we know these actors -- they're not blind offers. These actors are interested in the cause, they're available during the weeks that we're filming, and they'll work within the budget range that we are proposing. And then they read the script, you give them a week or two weeks, and then you hear back if you can move on to the next stage of negotiations.

WF: Do you have a target premiere date? ^

FOLMAR: The only way I've ever made a movie is by putting a date on the calendar, as arbitrary as it may seem at first. You have to keep sprinting towards that. With my last movie, I distinctly remember my executive producer on that film -- it was about three months before we went into principal photography and there were a lot of moving pieces and some things weren't coming together as smoothly as we hoped. My executive producer was looking at breaking contracts, and changing locations, and pushing back the film three or six months so we would have more time for pre-production. That would have been fine, but with our budget, and with all the commitments that we had already made, it wasn't feasible and it wasn't practical. So I said, "Thurman, this movie will be the best movie that we have ever made, but it is not the best movie that we will ever make. To get to that next film, you have to make this one."

So here's the timeline for Shooting Heroin. We begin principal photography on October 14. We have locations, insurance, SAG deposits, PGA, everything in place, and we continue to seek additional funding to make the movie the best it can be. And when that date comes, we will have all the money in place to make the film on set. We're just about to enter into the official stage of pre-production, whenever you start getting department heads on location and doing location scouting and technical scouting. Then comes principal photography, when we actually are on set filming the actors at the locations and shooting the script. And then you go into post-production, which is an additional area of needed funds to make the movie the very best it can be because people in Hollywood at post-production facilities make movies look and sound how movies are supposed to look and sound.

My hope for the release date would be July 2019. Post-production typically lasts three to six months. I've budgeted and planned for three months in post-production on Shooting Heroin in one of the major studios in late winter and early spring.

WF: What's your budget? ^

FOLMAR: As much as I believe this movie can bring hope to this very desperate situation, our first priority is to our investors and making them whole and getting everyone's money back with additional funds. Our highest budget projection is $1 million. That would include a much more robust post production and cast budget. Our lowest projection -- a level at which we can make the film and still make a great movie, but without any fluff or padding whatsoever, very lean -- we're looking at $400,000 to $500,000. For this film, as much as possible, I've done the groundwork here in Pennsylvania where we're filming to save money any way we can. Soft money, sweat equity, to do as much as possible so that the money that we spend is spent well, to make the film as excellent as it can be and as sell-able as it can be, and to be in a position where we can repay our investors sooner.

WF: How will you get this movie to audiences? ^

FOLMAR: With distribution, there's a lot of different ways that you can go about that. For our previous film, we sought distribution beforehand. For this movie, we've already reached out to distributors, we have a couple of distribution agreements and deals that we can use almost as a backup so we know we can have proper theatrical distribution for this film, which is a great advantage. Distribution is one of the most difficult things to secure in the film industry. And then, too, working with good distributors that pay on time, that they have clean receipts, transparency, and that you don't have to audit them to get the money that you're owed. The more distributors, the wider your reach.

I have several distributors I've worked with in the past. We're making new relationships with new distributors as well and had a distribution call last week. I can't talk about the name of who it is, but they're very eager about our topic and about our film and the storyline. This opioid epidemic is really opening up people's eyes. There'll be a point in cinematic history in the next decade where audiences will be tired because there'll be so many movies made about the opioid epidemic, but today there are almost no movies that tackle this issue directly like Shooting Heroin does. We'll be one of the first movies to market.

Even studios are starting to pick up on this trend. 20th Century Fox announced last week or the week before on variety that they're adapting one of the books about the epidemic into a movie, which will likely not be out until 2020. We'll be to market a whole year earlier.

WF: What makes a film compelling to distributors? ^

FOLMAR: Today, because there's such an overstimulation of content -- you have Netflix, Amazon, all the cable providers and even cell phone providers and tech companies creating their own content -- that more than ever you have to first and foremost have a really great, compelling, unique story. An entertaining, compelling story that captures your audience and doesn't let them go for the entire duration of the film. There's never one moment in the movie where they're checking their watch or their phone. That's a really tall order, and that requires a great script. Thankfully, we have that in this movie. Part of that too is looking at the genre. There are hundreds of distributors in the United States. Some distributors are genre-based. The easiest genres to sell are action and horror, because they translate well internationally. You don't need to have really thought-provoking dialogue to see violence displayed on the screen and know those emotional reactions. One of the hardest genres to sell is drama. This movie, Shooting Heroin, is an action, almost revenge, thriller. So that plays well.

Historically, star power has been important, but it's less important today than ever before because there are so many big-name Hollywood actors who come in and out of fame. It's kind of a rollercoaster as far as who's valuable and who isn't. But something that I think a lot of independent filmmakers don't know, and also a lot of actors don't realize, is that every actor has almost a price tag and a range on their head as far as how much they're worth internationally. So you might have the hottest new actor who was on this new show on Netflix, but no one knows about them whenever you ask the person at the diner in middle America or in other countries. They might be a great actor, they might be a perfect fit, but they're probably not going to move the meter on your recoupment and how much money your film can make. I'd say 10 years ago or 20 years ago, star power was almost kind. You could make an awful film with a great actor and it would sell, and still that can be true today. There are some kingpins that can really make or break a movie, like Dwayne Johnson, but it's much rarer today.

WF: Who's your target audience? ^

FOLMAR: The opioid epidemic is apolitical, because addiction doesn't discriminate. It touches on both sides of the aisle. When Obama was our president, he tackled this head-on and he did as much as he could to address this, and when Trump came to power, the situation had evolved, so he tackled it in his own way to his own base. This really does affect everyone. We're trying to stay apolitical because I don't believe politics is ultimately what's going to solve this issue. Unfortunately, it's been reported that there's one degree of separation from almost anyone in America to knowing someone that's been devastated by this epidemic. This film will touch people from all different backgrounds. Our marketing plans is going to evolve as the film develops, we'll become more precise and more zoned in on who our exact target audiences are, but honestly I think this film can touch on almost all the four quadrants, all the traditional target audiences for films. I think it will be a widely released movie.

WF: How will you market the film? ^

FOLMAR: It's a really interesting progression that I'm really fascinated by because every movie that you have ever seen, you've seen it because of marketing. The trailer might have almost nothing to do with the film, and it's cut in a certain way to attract you to see the film. If you've seen it, the marketers have done their job right. It may have been more organic or more word-of-mouth, but still, someone said the right words to get you into the theater. Then they see the movie and either they're pleased, because why they went to see the movie was confirmed, or they're frustrated because they feel like they've been duped by inaccurate marketing. Marketing is a very powerful tool, and it has to be almost respected within regards to your audience that you're trying to attract.

We started marketing early. We don't have the funds to do a marketing campaign worth tens of millions and put ads on all the bus stops and billboards like the major studios. We announced this movie about a month ago in the Hollywood Reporter. It was an exclusive announcement, just to let the film industry know that we're making this film, that we're on the map and we're in pre-production. Today it's continuing from that initial announcement with social media, community events, connecting with nonprofit organizations that are already doing work in this sphere. The Facebook page is Heroin Movie, and Twitter and Instagram is Heroin Film. And then the website is heroinfilm.com. You can see some of our press locally and nationally on this as well.

WF: What's the tone of the film? ^

FOLMAR: The situation is incredibly bleak, but the way humans cope with such a bleak darkness is that they often numb themselves with whatever is available, right? Or they seek entertainment, or they go out. There's actually a surprising amount of levity in the movie because some of the characters have become pretty numb to this situation and they speak about it in a very matter-of-fact way, and there's a lot of irony in what the people are trying to do. They're trying to do the right thing, but they're actually often making the situation worse, which might be apparent to an audience member but to your characters in this world it's also understandable and empathetic. There's a lot of situation comedy and a lot of witty dialogue. The key is the audience members can actually remain attentive, stay there, stay in the story, they can stay in this world. That's priority one: Keeping your audience in the world for the entire 90 minutes or 120 minutes that the film is running. Sometimes you need levity. You can't just see person after person dying. You need comedic relief, you need a breath. You need all of the emotional range so when you leave the theater you feel an impact for weeks afterwards.

WF: What did you learn from your last project, Generational Sins? ^

FOLMAR: My last movie, Generational Sins, came out in major cities across the United States in October 2017 and is now in more than 22 countries. We believe that all of our investors will be in the green within a year of the film's release. For comparison, less than 10% of film investors ever make their budget back, so we're very pleased that we're on a good trajectory and that our investors will not only be made whole and get their money back, they will start making lifelong profits as we continue to enter into new countries. We're going into China next month and we just cut a big deal in South Africa for that film.

However, Generational Sins was catering to a very targeted, specific audience, and it was also establishing almost a new genre, around adult issues of spirituality and faith. Typically faith-based movies are synonymous with family-friendly entertainment. We wanted to attack issues of the heart that are most pressing with suicidality and alcoholism in that movie. So it was a very targeted, specific audience. But again, the opioid epidemic is affecting everyone in the U.S., so we're releasing this movie to everyone. I feel more confident about this film with each new conversation that I have with investors, producers, and people in the industry. This is an important movie. It's not special interest – it's almost required. And I feel like I'm called to make this movie now because it's so pressing. I have full confidence it will resonate with all audiences and have a big impact, a positive impact.

WF: How are investments structured? ^

FOLMAR: Ownership will be based on the percentage of the budget each investor contributes. Once debts are paid off and everyone's made whole, then every dollar the film makes will be split up among our investors, depending on how much they own. They will get reimbursed for life. When we go international with this movie, whenever we cut new deals in China and the United Kingdom and South America, each of those deals will be shared based on percentage of ownership. And we can keep selling the film for decades.

The same goes for Netflix, Amazon, and other nontraditional outlets. Those are additional channels where you can cut licensing deals and you can continue to repackage and rebrand the film that you made a decade ago and get new distribution deals all over the globe. Those channels have resulted in significant increases in long-term revenue. I believe it will become more significant as different companies continue to invest in Hollywood. Apple, for instance, is joining the playing field. No one can predict just how much they'll put into this

joining the playing field. No one can predict just how much they'll put into this, but they've already put in a massive amount of money and they have obviously a huge stockpile of cash. Amazon is licensing almost all movies. Any movie that you have ever heard of, you can likely find it today on Amazon. Netflix is investing more money into original content than any of the major studios, including Disney, Warner Brothers, and Paramount. It's definitely changing the shape of Hollywood.

WF: Why did you choose to raise money on Wefunder?

FOLMAR: I'm excited to raise on Wefunder because we have a lot of people who are very passionate about this issue and very passionate about supporting this film and Hard Faith. They might not have the liquidity or the resources to buy a whole unit in the movie, which is multiple thousands of dollars, but with Wefunder, what's amazing is that we can connect with our core audience and have them actually enjoy the profits that this film makes by making an investment as small as $1,000. They can become part of the team of Shooting Heroin, and then see a movie they've invested in come out in a theater nearby.



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Vicente Jose INVESTOR — Mar 10

Hello Spencer,
"The net profit share will be distributed via Sch. K-1 of a tax return.". What happend with the investor who doesnt live in United States?



Spencer T Folmar Director, Writer, and Producer FOUNDER — Apr 4

Hello Vicente - thank you for your inquiry. Our LLC is based in the USA and our investor returns are in the form of K-1. I am not sure what type of document you may need for an International filing, but we can work with my accounting team to produce needed documents I believe.

Kevin Brown — Apr 4

I've been following this campaign for quite sometime and it's been a slow grind. Before I finally decided to invest, I downloaded and watched your movie "Generational Sin". Very good movie!!! I see your vision with the new "Hard Faith" genre and believe you will tell the story of a community fighting against the Opioid epidemic in a powerful and moving way. I do hope this campaign reaches its minimum investment goal and assists you in making the movie even more successful than if the funds weren't available. Anyway, Good luck!!!



Spencer T Folmar Director, Writer, and Producer FOUNDER — Apr 4

Thank you so much for watching "Generational Sins" (2017)! I am really glad that you liked it. Each film I direct I hope it is 10x better than my last film, and I completely feel that way about "Shooting Heroin" (2019). I do hope we reach our minimum investment level as well! We are getting really close now!

Andrew Bushnell — edited Mar 26

This is such a promising project... I feel like if we can spread the word about it a little bit more the investments would come pouring in. All the hard work is already done and there are NOT many equity crowdfunding opportunities where most of the biggest risk of the project not finishing has passed. Last dollars in opportunity here.

Edited: for typo



Spencer T Folmar Director, Writer, and Producer FOUNDER — Apr 2

Thank you Andrew! You are right, the biggest risks are behind us with the film in post production and already in the can. We are slowly but surely getting closer to our goal here. I hope we can do one last push to get all the way!

Nick Peterson — Feb 26

I want to say thank you for creating a movie that shed light on this situation and I hope God blesses your movie and team!



Spencer T Folmar Director, Writer, and Producer FOUNDER — Mar 1

Thank you so much Nick! Really appreciate the support and prayers for this project. It has come a long way and has a long road ahead. We are very

expectant of this movie's positive impact!

Bill Compton   Oct 27 ⌄

In the documentation, there is a Revenue Participation Agreement. There is also a LLC
Operating Agreement. First, what is the purpose of the Participation Agreement as it
seems to be covered by the Operating Agreement? Secondly, for clarity, does investing
in the Offering on Wefunder make the investor an Equity Member of Heroin Film LLC?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Nov 24 ⌄
Yes investing in the offering on wefunder makes the investor an equity
member of Heroin Film LLC. The participation agreement was created for
the WeFunder campaign and most of the essential investor information is
covered in the Operating Agreement.

Barnaby Zelman   Oct 14 ⌄

Another question... is your intention to amend this raise above the $107k tier one level,
and if so up to what amount?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Nov 24 ⌄
We plan to meet the 107K raise here on WeFunder and raise the rest of the
additional funding from private investors.

Barnaby Zelman   Oct 14 ⌄

Does the $180k loan get paid concurrently with investor's in this round, or do the note
holders have priority. Also, your answer to Mr. Sokol about past performance is a bit
vague. Would you kindly elaborate, if not using dollar figures, at least percentages (of
investor dollars) returned to investors on your past films? Who will be handling
distribution, and is there an agreement in place, or will you be spending next year
hopping from one film festival to another? Thanks for elaborating...

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Nov 24 ⌄
Yes the 180K investment does get paid concurrently. Currently our past film
still in first year's quarter is being paid back as many of our distributors
have a 180 day cycle for first payments. We have 5 distribution offers for
"Shooting Heroin" but still deciding who we will take our film out with. We
plan to attend some festivals but mostly just going straight to theatrical
distribution.

Andrew Bushnell   Oct 1 ⌄

From your timeline you have principal photography starting on October 14 and the
hope for the release date on July 2019, are these still the projected dates? These seem
very aggressive considering it's already October unless you are filming with funds
already raised and the money you are raising here is for post. If this is no longer the
projected timeline, what do you see as the current timeline? What frequency do you
plan to send out updates to the backers? (I understand that the frequency will vary
depending on the stage of production but, the more updates, the more fun it is for
investors, so a commitment to frequent updates would be appreciated)

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Oct 2 ⌄
Hello Andrew. First, thank you for your investment! We are filming those
dates and already have crew on the ground. Most of the funds raised here
are for finishing funds for post production. I hope to send out investor
updates bi-weekly or more depending on production schedule. Right now
there is a lot of exciting developments and casting announcements, but I
am committed to regularly updating my most valued investors!

Issidor Iliev   Mar 31 ⌄

It would be great to be invited to the premiere. Is it possible to invite supporters?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Apr 2 ⌄
Thank you Issidor - that is a great idea! We will have a few premieres
around the United States and would love it if investors could attend.
Appreciate your support.

Nick Peterson   Feb 26 ⌄

How much did your previous last 5 projects create in revenue each please include the
names thank you so much?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Mar 1 ⌄
Hello Nick - a lot of that information is proprietary information to the films
I was a part of. Many of them performed very well, and some honestly were
not as successful as we had hoped. We have a lot of confidence in this
particular film and are stunned by how many people have been affected by
this epidemic in America.

Roger Kinney II   Jan 9 ⌄

Just watched the trailer that was recently uploaded and this looks like a film that will make an impact. As of now is the strategy to try and get it into theaters? Also how long do you plan on leaving the campaign open? Thanks for your time.

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   edited Jan 10 ⌄

Thank you Roger for your question. I am glad you enjoyed the trailer! We do plan to release this film nationwide in theaters. We also are strategizing how to work with grassroots organizations and non profits already doing great work to promote the release of the movie. Our campaign will be open for a couple of more months. We greatly appreciate your potential financial investment.

Craig Vom Lehn   Oct 17 ⌄

The brochure has pictures of Jim Gaffigan and Elijah Woods, among other actors. Are these people confirmed to act in the movie?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Nov 24 ⌄

Those were actors we were first going out to. We have attached and finalized our cast: Our lead actor is Alan Powell from the ABC show "Quantico". We also had Sherliyn Fenn (Twin Peaks), Oscar-nominated actress Cathy Moriarty (Raging Bull and Casper), Garry Pastore ("The Deuce"), two-time Emmy-nominated actor Nicholas Turturro ("Blue Bloods"), Lawrence Hilton-Jacobs (LA Heat), Rachel Hendrix (October Baby), Jackie Siegel (Queen of Versailles), and Brian O'Halloran (Clerks). Over 300 extras also took part in the film!

Craig Vom Lehn   Oct 17 ⌄

Would we be considered as producers for this movie?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Nov 24 ⌄

If you invest over $1000 you can be considered a producer for this movie.

Craig Vom Lehn   Oct 17 ⌄

Are you able to project financials for this movie? Can you share them?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Nov 24 ⌄

We do have some projections in our summary. We can provide more in depth comparable if you would like?

Robert Brandon Sokol   Sep 30 ⌄

Sorry if I missed it on here, but can you tell us about the financial performance of your prior films? Also is the profits distribution perpetual and if so, what's the expected timing of distributions?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Sep 30 ⌄

Thank you Robert for the question. "Generational Sins" is still performing well and new International deals are currently being cut almost a year after the film's release. We just had a lucrative South African cable deal and in negotiations on a good deal in China. Film reporting and accounting is very slow and often 90 days after the film's release is first money. Right now we are on Q2 reporting for that movie. "Guilt & Sentence" did quite well and had an early Amazon deal back in 2010. Max Rose, The Vessell, and Warning Shot have all performed well with critical and ongoing festival acclaim. Warning Shot had a Showtime, Red Box, and great international deals. Hope this helps!

Henry Thompson   Sep 22 ⌄

"Yes I am sure. This is how I've done my last 6 films is issue a K1"

So, does that mean that your investors are members of an LLC? Or are your investors part of a different kind of partnership?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Sep 25 ⌄

Hello Henry! Great question! Yes the investors are members of the LLC.

Henry Thompson   Sep 22 ⌄

"The net profit share will be distributed via Sch. K-1 of a tax return."

Hi, Spencer.

Are you sure that a Schedule K-1 is the correct form? Not long ago, some Christmas movie was raising funds here on Wefunder. On the Christmas movie's Wefunder page, I asked about tax forms, and here is what the response was:

"No, it's not a partnership, and we will not issue K-1s since it is a Revenue Participation Rights agreement. Our CPA says that when revenue is paid to investors, we will issue 1099 forms to each investor for the amount paid to them."

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Mar 1 ⌄
We will be sending K-1s after the funding period has closed to all of our investors. Thank you very much.

Thang Luu   Sep 22 ⌄
Regarding the 50% net profit to be returned to investor for life, will the net profit share be distributed via Sch. K-1 of a tax return or will the net profit be distributed via 1099 Form?

 **Spencer T Folmar** Director, Writer, and Producer `FOUNDER`   Sep 22 ⌄
Hello Thank Luu, Thank you for your question! The net profit share will be distributed via Sch. K-1 of a tax return. Thank you!

RISKS

1. The Equity Members and the Managers recognize and agree that investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors and other tangible and intangible factors, all of which can change and cannot be predicted with

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Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

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Shooting Heroin Movie is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

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